Exhibit 99.11

SPROTT PHYSICAL COPPER TRUST
Trust Units

Sales Agreement

July 8, 2024

Cantor Fitzgerald Canada Corporation
181 University Avenue, Suite 1500
Toronto, ON MSH 3M7

Virtu Canada Corp.

130 King Street West, Suite 1800

Toronto, ON MSX IE3

Canaccord Genuity Corp.

40 Temperance Street, Suite 2100

Toronto, Ontario M5H 0B4

BMO Nesbitt Burns Inc.
1 First Canadian Place
100 King Street West
3rd Floor Podium

Toronto, ON M5X 1H3

Ladies and Gentlemen:

Sprott Physical Copper Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”) and managed by Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), Cantor Fitzgerald Canada Corporation, Virtu Canada Corp., Canaccord Genuity Corp., and BMO Nesbitt Burns Inc. (together, the “Agents” and each an “Agent”), each confirm their agreement (this “Agreement”) as follows:

Section 1         Issuance and Sale of Units

The Trust agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents units of the Trust (the “Placement Units”); provided, however, that in no event shall the Trust issue or sell through the Agents such number or dollar amount of Placement Units that (i) exceeds the number of authorized but unissued Units (as defined below), or (ii) exceeds the number or dollar amount of Units for which the Trust has filed a Base Prospectus (as defined below) (the lesser of (i) and (ii) the “Maximum Amount”). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 1 on the amount of Placement Units issued and sold under this Agreement shall be the sole responsibility of the Trust and that the Agents shall have no obligation in connection with such compliance, provided that the Agents shall not sell Units in excess of the amount set forth in any Placement Notice (as defined below). The issuance and sale of Placement Units through the Agents will be effected pursuant to the Final Prospectus (as defined below) although nothing in this Agreement shall be construed as requiring the Trust to use the Final Prospectus to issue Placement Units. The units of the Trust are hereby referred to as the “Units”.

When determining the amount of Units sold in Canadian dollars, such dollars will be converted to U.S. dollars using the Bank of Canada daily exchange rate for U.S. dollars in effect as of 4:30 p.m. (Toronto time) on the business day before the issuance of the Units.

The Trust is qualified under Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (“NI 44-102”) (collectively, the “Shelf Procedures”), in connection with a distribution of the Units in each of the Qualifying Jurisdictions (as defined below) to file a prospectus in the form of a short form base shelf prospectus. A final short form base shelf prospectus dated July 3, 2024, in respect of up to US$1,000,000,000 of Units (such Units together with any Units offered pursuant to any subsequent final short form base shelf prospectus filed with the Ontario Securities Commission (the “OSC”), as principal regulator, and with each of the other Securities Commissions (as defined below) in accordance with the Shelf Procedures, the “Shelf Securities”) has been filed with the OSC, as principal regulator, and with each of the securities commissions or similar regulatory authorities (as applicable, the “Securities Commissions”) in each of the provinces and territories of Canada (the “Qualifying Jurisdictions”) in respect of the offering of the Shelf Securities; a receipt (the “Final Receipt”) has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Securities Commissions pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of such short form base shelf prospectus in the form heretofore delivered to the Agents or available through SEDAR+ (together with all documents filed in connection therewith and all documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), including but not limited to, all Designated News Releases (as defined below)). No other document to be incorporated by reference therein has been filed with the OSC as principal regulator and or with any of the other Securities Commissions except for any documents heretofore delivered to the Agents or available through SEDAR+; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including any Units) has been issued by the OSC or any other Securities Commission and no proceeding for that purpose has been initiated or, to the best of the Trust’s knowledge and the Manager’s knowledge, threatened by the OSC or any other Securities Commission (the final short form base shelf prospectus dated July 3, 2024, as most recently amended, if applicable, or any subsequent final short form base shelf prospectus, filed with the OSC as principal regulator and with each of the other Securities Commissions in accordance with the Shelf Procedures for which a receipt has been issued by the OSC in its capacity as principal regulator, representing the deemed receipt of each of the other Securities Commissions pursuant to the Passport System, being hereinafter called the “Base Prospectus”). The final prospectus supplement relating to the offering of the Placement Units to be filed with the OSC as principal regulator and with each of the other Securities Commissions in accordance with the Shelf Procedures and in accordance with Section 7(t) hereof, together with the Base Prospectus, is hereinafter called the “Final Prospectus”. The Final Prospectus shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Final Prospectus. As used herein, the terms “Base Prospectus” and “Final Prospectus” shall include the documents, if any, incorporated by reference therein, including any and all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Trust in respect of previously undisclosed information that, in the Trust’s determination, constitutes a “material fact” (as such term is defined in Canadian Securities Laws (as defined herein)) and identified by the Trust as a “designated news release” in writing on the face page of the version of such news release that is filed by the Trust on SEDAR+. The final prospectus supplement relating to the offering of the Units shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference therein and in the Base Prospectus but only for the purposes of the at-the-market program contemplated by this Agreement.

As used herein, “Copper” means physical copper metal in either Grade 1 Cathode form or Grade A Cathode form that is fully allocated or stored at a Facility (as defined below). As used herein, “Grade 1 Cathode” means physical copper metal cathode that, at the time of purchase by the Trust, satisfies the Chicago Mercantile Exchange standards for classification as a Grade 1 electrolytic copper cathode, and “Grade A Cathode” means a physical copper metal cathode that, at the time of purchase by the Trust, satisfies the London Metals Exchange standards for classification as Grade A copper.

The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Base Prospectus shall include any document subsequently filed by the Trust pursuant to the Shelf Procedures that is deemed to be incorporated by reference therein.

Section 2         Placements

Each time that the Manager, on behalf of the Trust, wishes to issue and sell Placement Units hereunder (each, a “Placement”), the Manager will notify one of the Agents (the “Designated Agent”) by email notice (or other method mutually agreed to in writing by the parties) of the number of Placement Units, the time period during which sales are requested to be made, any limitation on the number of Placement Units that may be sold in any one Trading Day (as defined below) and any minimum price below which sales may not be made (a “Placement Notice”), the form of which is attached hereto as Schedule “A”. The Placement Notice shall originate from any of the individuals from the Manager set forth on Schedule “C” (with a copy to each of the other individuals from the Manager listed on such schedule), and shall be addressed to each of the individuals from the Designated Agent set forth on Schedule “C”, as such Schedule “C” may be amended from time to time. The Placement Notice shall be effective unless and until (i) the Designated Agent declines to accept the terms contained therein for any reason, in its sole discretion, by providing email notice to the individuals from the Manager set forth on Schedule “C”, (ii) the entire amount of the Placement Units thereunder have been sold, (iii) the Manager, on behalf of the Trust, suspends or terminates the Placement Notice, or (iv) this Agreement has been terminated under the provisions of Section 12. The amount of any discount, commission or other compensation to be paid by the Trust, or the Manager, on behalf of the Trust, to the Designated Agent in connection with the sale of the Placement Units shall be calculated in accordance with the terms set forth in Schedule “B”. It is expressly acknowledged and agreed that neither the Manager, on behalf of the Trust, nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Units unless and until the Manager, on behalf of the Trust, delivers a Placement Notice to the Designated Agent and the Designated Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

Section 3         Sale of Placement Units by Designated Agent

Subject to the provisions of Section 5(a), the Designated Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices, rules and regulations, Canadian Securities Laws (as defined below) and, if applicable, the rules of the Toronto Stock Exchange (the “TSX”), to sell the Placement Units up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Designated Agent will provide written confirmation to the Manager and the Trust no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Units hereunder setting forth the number of Placement Units sold on such day, the compensation payable by the Trust to the Designated Agent pursuant to Section 2 with respect to such sales, and the Net Proceeds (as defined below) payable to the Trust, with an itemization of the deductions made by the Designated Agent (as set forth in Section 5(b)) from the gross proceeds that it receives from such sales. Subject to the terms of the Placement Notice, the Placement Units may be offered and sold: (i) by any method permitted by law deemed to be an “at-the-market distribution” as defined in NI 44-102, (ii) by either Agent, on the TSX or on any other “marketplace” (as such term is defined in NI 21-101 – Marketplace Operation (“NI 21-101”)) in Canada, or (iii) with the prior written consent of the Manager, on behalf of the Trust, which may be provided in the terms of a Placement Notice, in negotiated transactions subject to prior written consent of the TSX. During the term of this Agreement, and notwithstanding anything to the contrary herein, each Agent agrees that in no event will it or any of its affiliates, nor shall it act jointly or in concert with another person to, enter into any transaction that is intended to stabilize or maintain the market price of the Units, including selling an aggregate number of Units that would result in such Agent creating an over-allocation position in the Units, or engage in any market making, bidding, stabilization or other trading activity with regard to the Units. For the avoidance of doubt, the obligations of the Agents under this Agreement shall be several and not joint. “Trading Day” means any day on which the Units are traded on the TSX.

Section 4         Suspension of Sales

The Manager, on behalf of the Trust, or the Designated Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule “C”, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule “C”), suspend any sale of Placement Units (a “Suspension”); provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Units sold hereunder prior to the receipt of such notice. While a Suspension is in effect, any obligation under Sections 7(k), 7(1), and 7(m) with respect to the delivery of certificates, opinions, or comfort letters to the Agents, shall be waived. Each of the parties agrees that no such notice under this Section 4 shall be effective against any other party unless it is made to one of the individuals named on Schedule “C” hereto, as such Schedule may be amended from time to time.

Section 5         Sale and Delivery to the Designated Agent; Settlement

(a)	Sale of Placement Units. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, upon the Designated Agent’s acceptance of the terms of a Placement Notice, and unless the sale of the Placement Units described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Designated Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Placement Units up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Manager, on behalf of the Trust, acknowledges and agrees that (i) there can be no assurance that the Designated Agent will be successful in selling Placement Units, (ii) the Designated Agent will incur no liability or obligation to the Trust or any other person or entity if it does not sell Placement Units for any reason other than a failure by the Designated Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Placement Units as required under this Agreement, and (iii) the Designated Agent shall be under no obligation to purchase Placement Units on a principal basis pursuant to this Agreement, except as otherwise agreed by the Designated Agent and the Manager, on behalf of the Trust.

(b)	Settlement of Placement Units. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Units will occur on the first (1st) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The Designated Agent shall notify the Manager of each sale of Placement Units no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Units hereunder. The amount of proceeds to be delivered to the Trust on a Settlement Date against receipt of the Placement Units sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the Designated Agent, after deduction for (i) the Designated Agent’s commission, discount or other compensation for such sales payable by the Trust pursuant to Section 2 hereof, and (ii) any documented transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(c)	Delivery of Placement Units. On or before each Settlement Date, the Manager, on behalf of the Trust, will, or will cause its transfer agent to, electronically transfer the Placement Units being sold by crediting the Designated Agent’s or its designee’s account (provided the Designated Agent shall have given the Manager written notice of such designee at least one Trading Day prior to the Settlement Date) at The Canadian Depository for Securities, or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradable, transferable, registered Units in good deliverable form. On each Settlement Date, the Designated Agent will deliver the related Net Proceeds in same day funds to an account designated by the Manager on, or prior to, the Settlement Date. The Manager, on behalf of the Trust, agrees that if the Trust, or the Trust’s transfer agent (if applicable), defaults in its obligation to deliver Placement Units on a Settlement Date through no fault of the Designated Agent, the Manager, on behalf of the Trust, agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10(a) hereto, it will (i) hold the Designated Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Manager, on behalf of the Trust, or its transfer agent (if applicable), and (ii) pay to the Designated Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

(d)	Denominations; Registration. Certificates for the Placement Units, if any, shall be in such denominations and registered in such names as the Designated Agent may request in writing at least one full Business Day (as defined below) before the Settlement Date. The certificates for the Placement Units, if any, will be made available by the Manager, on behalf of the Trust, for examination and packaging by the Designated Agent in the City of Toronto, not later than noon (Toronto time) on the Business Day prior to the Settlement Date.

(e)	Limitations on Offering Size. Under no circumstances shall the Manager, on behalf of the Trust, cause or request the offer or sale of any Placement Units if, after giving effect to the sale of such Placement Units, the aggregate gross sales proceeds of Placement Units sold pursuant to this Agreement would exceed the lesser of (i) together with all sales of Placement Units under this Agreement, the Maximum Amount, and (ii) the amount authorized from time to time to be issued and sold under this Agreement by the Manager, on behalf of the Trust, and notified to the Designated Agent in writing. Under no circumstances shall the Trust cause or request the offer or sale of any Placement Units pursuant to this Agreement at a price less than 100% of the most recently calculated net asset value per Unit prior to, or upon the determination of the pricing of such issuance, in accordance with Section 9.3(2) of National Instrument 81-102 — Investment Funds (“NI 81-102”) and notified to the Designated Agent in writing, unless the Manager makes a contribution to the Trust in the amount of any shortfall, and such contribution is approved by all applicable parties. Further, under no circumstances shall the Manager, on behalf of the Trust, cause or permit the aggregate offering amount of Placement Units sold pursuant to this Agreement to exceed the Maximum Amount.

Section 6         Representations and Warranties of the Trust and Manager

The Trust and the Manager, jointly and severally, represent and warrant to and agree with the Agents that as of the date of this Agreement and as of each Applicable Time:

(a)	The Final Receipt has been obtained from the OSC as principal regulator representing the deemed receipt of each of the other Securities Commissions in respect of the Base Prospectus and no order or action that would have the effect of suspending the distribution of the Units has been issued or taken by the Securities Commissions and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Trust or the Manager, are contemplated by the Securities Commissions.

(b)	(i) The Final Prospectus will, when filed, be true and correct in all material respects and contain full, true and plain disclosure of all material facts relating to the Trust and the Units as required by Canadian Securities Laws (as defined below) and does not contain and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, (ii) the Final Prospectus, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws (as defined below) and the applicable rules and regulations of the Securities Commissions thereunder, and (iii) the Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Final Prospectus based upon information relating to the Agents furnished to the Trust and the Manager in writing by the Agents expressly for use therein.

(c)	The Trust has complied in all material respects with all applicable securities laws in each of the Qualifying Jurisdictions, including the respective rules and regulations made thereunder together with applicable published national and local instruments, policy statements, notices, blanket rulings and orders of the Securities Commissions, all discretionary rulings, decisions and orders applicable to the Trust, if any, of the Securities Commissions (“Canadian Securities Laws”) required to be complied with by the Trust to qualify the distribution of the Units as contemplated hereby in each of the Qualifying Jurisdictions except for the filing of the Final Prospectus.

(d)	Each document filed or to be filed with the Securities Commissions and incorporated by reference in the Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws, and none of such documents, as of their respective dates, contained or will contain any untrue statement of material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and none of such documents, as of their respective dates, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Final Prospectus, as amended or supplemented, if applicable, based upon information relating to the Agents furnished to the Trust and the Manager in writing by the Agents expressly for use therein.

(e)	The Trust has been established and is subsisting under the trust agreement governing the Trust, dated as of April 12, 2024 as amended and restated as of May 10, 2024, between the Manager and RBC Investor Services Trust (the “Trust Agreement”), as a trust under the laws of the Province of Ontario, has all requisite power and authority to own its property and assets, to conduct its business and invest in accordance with the investment objectives as described in the Final Prospectus and carry out its obligations hereunder and to issue, sell and deliver the Placement Units in accordance with the provisions of this Agreement, and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Trust.

(f)	The Trust has no subsidiaries.

(g)	The Manager has been duly organized and is validly existing as a limited partnership under the laws of the Province of Ontario, and is registered as a portfolio manager in Ontario, an investment fund manager in Ontario, Québec, and Newfoundland and Labrador and an exempt market dealer in all provinces of Canada. The Manager has the capacity and power to own its property and assets and to conduct its business as described in the Final Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property or assets requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Manager.

(h)	This Agreement has been duly authorized, executed and delivered by the Manager on behalf of itself and the Trust, and constitutes a valid and binding obligation of the Manager and the Trust and is enforceable against the Manager and the Trust in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium and other laws or possible judicial actions relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms may be limited by applicable laws.

(i)	All necessary action has been taken by each of the Trust and the Manager to authorize the execution and delivery of this Agreement and the transactions contemplated hereby, the execution and delivery of the Final Prospectus and the filing thereof and the filing of all documents incorporated by reference therein under Canadian Securities Laws.

(j)	The authorized Unit capital of the Trust conforms as to legal matters to the description thereof contained in the Final Prospectus.

(k)	The Units outstanding prior to the issuance of the Placement Units to be sold by the Trust have been duly authorized and are validly issued, fully paid and non-assessable.

(1)	The Placement Units have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of the Placement Units will not be subject to any preemptive or similar rights.

(m)	The execution and delivery by the Trust and the Manager of this Agreement, and the performance by each of the Trust and the Manager of its respective obligations under this Agreement and the Related Agreements (as defined below), as applicable, and the issue and sale of the Placement Units do not and will not contravene or conflict with (i) any material provision of applicable law, (ii) the Trust Agreement, or the limited partnership agreement of the Manager, (iii) any agreement, resolution or other instrument binding upon the Trust or the Manager that is material to the Trust or the Manager (including the Related Agreements) as applicable, or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Trust or the Manager, and no consent, approval, authorization or order of, or qualification with, any governmental body or agency (including any Canadian court or Canadian federal, provincial or territorial governmental authority) is required for the performance by the Trust or the Manager of its respective obligations under this Agreement.

(n)	There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business, assets, operations or capital of the Trust or the Manager from that set forth in the Final Prospectus.

(o)	There are no legal or governmental proceedings pending or threatened to which the Trust or the Manager is a party or to which any of the properties or assets of the Trust or the Manager is subject (i) other than proceedings accurately described in all material respects in the Final Prospectus or proceedings that would not have a material adverse effect on the Trust or the Manager, as applicable, or on the power or ability of the Trust or the Manager to perform its respective obligations under this Agreement or to consummate the transactions contemplated by the Final Prospectus, or (ii) that are required to be described in the Final Prospectus and are not so described; and there are no statutes, regulations, arrangements, contracts or other documents that are required to be described in the Final Prospectus or to be filed with the Securities Commissions in connection with the filing of the Final Prospectus that are not described or filed as required.

(p)	The Trust is not currently subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended.

(q)	The Trust is not a non-resident of Canada within the meaning of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”).

(r)	The Trust Agreement has been duly authorized, executed and delivered by the Manager (by its general partner, Sprott Asset Management GP Inc.), in its capacity as manager of the Trust, and is enforceable against the Manager in accordance with its terms, and the Trust Agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(s)	The Manager has been duly appointed as manager of the Trust pursuant to the management agreement, dated as of May 10, 2024 (the “Management Agreement”), and the Management Agreement has been duly authorized, executed and delivered by each of the Trust and the Manager and is enforceable against each such party in accordance with its terms, and the Management Agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(t)	The Copper owned, directly or indirectly, by the Trust is stored at Chicago Mercantile Exchange or London Metals Exchange-approved storage or similar facilities for Copper (the “Facilities”, and each, a “Facility”) operated by approved warehouse service providers pursuant to storage agreements (the “Copper Storage Agreements”), in accordance with the terms of the Trust Agreement. Each Copper Storage Agreement has been duly authorized, executed and delivered by the Manager on behalf of the Trust and is enforceable against the Trust in accordance with the terms of such agreement.

(u)	WMC Energy B.V. (the “Technical Advisor”), has been duly appointed as custodian of the technical advisor to the Manager pursuant to the technical advisory agreement entered into as of May 10, 2024 (the “Technical Advisory Agreement”), and such agreement has been duly authorized, executed and delivered by the Manager on behalf of the Trust and is enforceable against the Trust in accordance with its terms, and such agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(v)	RBC Investor Services Trust, a trust company incorporated under the federal laws of Canada, has been duly appointed as custodian of the assets, other than the Trust’s Copper, pursuant to the Trust Agreement.

(w)	TSX Trust Company, at its principal office in Toronto, Ontario has been duly appointed as the registrar, transfer agent and disbursement agent for the Units pursuant to the transfer agent, registrar and disbursing agent agreement, dated as of May 31, 2024 (the “Transfer Agent Agreement”), and such agreement has been duly authorized, executed and delivered by the Manager on behalf of the Trust and is enforceable against the Trust in accordance with its terms, and such agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(x)	RBC Investor Services Trust, at its principal office in Toronto, Ontario has been duly appointed as the valuation agent of the Trust pursuant to the valuation services agreement, dated as of February 24, 2010 (the “Valuation Services Agreement” and together with the Trust Agreement, the Management Agreement, the Copper Storage Agreements and the Transfer Agent Agreement, the “Related Agreements”), and such agreement has been duly authorized, executed and delivered by the Manager, in its capacity as manager of the Trust, and is enforceable against the Manager in accordance with its terms, and such agreement is in full force and effect and has not been amended, restated, supplemented or otherwise modified or replaced.

(y)	The Trust has good and marketable title to all Copper owned by it and all other personal property owned by it which is material to the business of the Trust, in each case free and clear of all liens, encumbrances and defects; and all of the Copper owned by the Trust is held pursuant to the Copper Storage Agreements.

(z)	There are no contracts, agreements or understandings between the Trust or the Manager and any person granting such person the right to require the Trust or the Manager to file a prospectus under Canadian Securities Laws with respect to any securities of the Trust or to require the Trust or the Manager to include the Placement Units qualified by the Final Prospectus, except as described in the Final Prospectus.

(aa)	Neither the Trust, the Manager nor any officer, employee or affiliate, nor, to the knowledge of the Trust and the Manager, any agent or representative, of the Trust or the Manager or any of their affiliates has taken, or will take, any action, in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Trust, the Manager and their respective affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(bb)	The operations of each of the Trust and the Manager are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Trust or the Manager with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Trust and the Manager, threatened.

(cc)	None of the Trust, the Manager or, to the knowledge of the Trust or the Manager, any director, officer, agent, employee, affiliate or representative of the Trust or the Manager is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is, the subject of any U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or relevant statute, rule, or regulation (collectively, “Sanctions”), nor located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Burma (Myanmar), Iran, North Korea, Sudan, Syria, the Crimea Region and the non-government controlled areas of Zaporizhzhia and Kherson Regions of the Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic); and each of the Trust and the Manager will not, directly or indirectly, use the proceeds of the offering of Placement Units hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund or facilitate any activities of or business with any Person, or in any country or territory that, at the time of such funding or facilitation, is the subject of any Sanctions, or in a manner that will result in a violation of the Sanctions by any Person (including any Person involved in or facilitating the offering of the Units, whether as underwriter, advisor, investor or otherwise).

(dd)	Subsequent to the respective dates as of which information is given in the Final Prospectus, except in each case as described in the Final Prospectus, (i) the Trust has not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction, (ii) except for Units redeemed in accordance with the applicable provisions of the Trust Agreement, the Trust has not purchased any outstanding Units or other equity interest in the capital of the Trust, nor declared, paid or otherwise made any dividend or distribution of any kind on its Units or other equity interest in the capital of the Trust, and (iii) there has not been any material change in the capital, short-term debt or long-term debt of the Trust.

(ee)	Each of the Trust and the Manager owns, possesses or licenses, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names (collectively, “Intellectual Property”) currently employed by it, in each case, in connection with the business now operated by them, and neither the Trust nor the Manager has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Trust or the Manager, as applicable.

(ff)	The Manager is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; it has not been refused any insurance coverage sought or applied for; and it has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the Manager, except as described in the Final Prospectus.

(gg)	Each of the Trust and the Manager possesses all certificates, authorizations and permits issued by the appropriate federal, provincial, state or foreign regulatory authorities necessary to conduct its business, and neither the Trust nor the Manager has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Trust or the Manager, as applicable, except as described in the Final Prospectus.

(hh)	The financial statements included in the Final Prospectus, together with the related schedules and notes, present fairly the financial position of the Trust at the dates indicated and the statements of financial position of the Trust for the periods specified; such financial statements have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved.

(ii)	KPMG LLP (“KPMG”), who have certified certain financial statements of the Trust and delivered their report with respect to the audited financial statements included in the Final Prospectus, have been the Trust’s auditors beginning as of April 19, 2024. KPMG is an independent public accountant as required by Canadian Securities Laws and the rules and regulations of the Securities Commissions thereunder, is independent in accordance with the requirements of the institute of chartered professional accountants in each of the Qualifying Jurisdictions in respect of a listed entity (as defined in such requirements). There has not been any disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with KPMG with respect to the audit of the Trust.

(jj)	The Manager maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Final Prospectus, there has been (x) no material weakness in the Trust’s or the Manager’s internal control over financial reporting (whether or not remediated) and (y) no change in the Trust’s or the Manager’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Trust’s or the Manager’s, applicable, internal control over financial reporting.

(kk)	Except as set forth in the Final Prospectus and except for the Units previously owned by Lara Misner, as settlor of the Trust, the Trust has not sold, issued or distributed any Units, including any sales on a private placement basis under one or more exemptions from the prospectus requirement under Canadian Securities Laws other than Permitted Private Placements (as defined below).

(ll)	There are no business relationships, related-party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Trust that are required to be disclosed that have not been described in the Final Prospectus.

(mm)	Except for the Agents, there is no person, firm or corporation acting or purporting to act for the Trust, entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(nn)	The net proceeds of the offering of Placement Units will be used in the manner specified in the Final Prospectus and for no other purpose.

(oo)	The terms and conditions of the offering of Placement Units comply and will comply in all material respects with Canadian Securities Laws including, without limitation, NI 81-102, except to the extent that an exemption therefrom has been obtained from applicable Securities Commissions in each of the Qualifying Jurisdictions.

(pp)	Neither the Trust nor the Manager has any liabilities (contingent or otherwise) which might interfere with the performance of their obligations hereunder or under any of the Related Agreements to which it is a party.

(qq)	Each of the Trust and the Manager is current and up-to-date with all material filings required to be made by each of them under the laws of Canada and each of the provinces and territories thereof, including all Canadian Securities Laws.

(rr)	None of the directors or officers of the general partner of the Manager or any associate or affiliate of any of the foregoing had, has or, to the knowledge of the Manager, intends to have, any material interest, direct or indirect, in any material transaction contemplated by this Agreement, any of the Related Agreements or the Final Prospectus or in any proposed transaction with the Trust which materially affects, is material to or will materially affect the Trust, except as and to the extent disclosed in the Final Prospectus.

(ss)	The Trust is eligible for the use of the Shelf Procedures under Canadian Securities Laws; no order suspending the trading or distribution of the Units has been issued by the Securities Commissions and no proceedings, for that purpose, have been instituted or are pending or, to the Trust’s knowledge, are contemplated by the Securities Commissions. The Final Prospectus and the offer and sale of Placement Units as contemplated hereby shall, upon their filing, meet the requirements of NI 44-102 and comply in all material respects with the provisions thereof and other applicable Canadian Securities Laws. Any statutes, regulations, contracts or other documents that are required to be described in the Final Prospectus or to be filed as exhibits to the Final Prospectus have been so described or filed. Copies of the Final Prospectus, and any such amendments or supplements and all documents incorporated by reference therein that were filed with the Securities Commissions, as applicable, on or prior to the date of this Agreement have been delivered, or are available on SEDAR+, to the Agents and their counsel. The Final Prospectus will name the Agents as the agents in the section entitled “Plan of Distribution.” There are no reports or information that must be filed or made publicly available in connection with the listing of the Placement Units on the TSX (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Final Prospectus; there are no documents required to be filed with the Securities Commissions, in connection with the Base Prospectus or the Final Prospectus that have not been filed as required. The Trust has not distributed and, prior to the later to occur of each Settlement Date and completion of the distribution of the Placement Units, will not distribute any offering material in connection with the offering or sale of the Placement Units other than the Final Prospectus to which the Agents have consented, which consent shall not be unreasonably withheld or delayed.

(tt)	The Trust has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Units.

(uu)	The Manager, on behalf of the Trust, is not a party to any agreement with an agent or underwriter for any other “at-the-market” or continuous equity transaction.

(vv)	The Trust acknowledges and agrees that the Agents have informed the Trust that the Agents may purchase and sell Units for its own account while this Agreement is in effect, provided, that (i) no such purchase or sales shall take place while a Placement Notice is in effect (except to the extent each Agent may engage in sales of Placement Units purchased or deemed purchased from the Trust as a “riskless principal” or in a similar capacity), and (ii) the Trust shall not be deemed to have authorized or consented to any such purchases or sales by the Agents.

(ww)	On each Settlement Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Placement Units to be sold hereunder will be, or will have been, fully paid or provided for by the Trust and all laws imposing such taxes will be or will have been fully complied with.

(xx)	The Units are listed for trading on the TSX under the symbols “COP.U” and “COP.UN”, and the Trust has taken no action designed to effect a delisting of the Units from the TSX, nor, except as disclosed in the Final Prospectus, has the Trust received any notification that the Securities Commissions or the TSX is contemplating terminating such listing. Except as disclosed in the Final Prospectus, the Trust has complied in all material respects with the applicable requirements of the TSX for maintenance of inclusion of the Units thereon. The Trust has obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the TSX and the Securities Commissions, where applicable, required for the listing and trading of the Placement Units, subject only to satisfying their standard listing and maintenance requirements. The Trust has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of the TSX.

Any certificate signed by the Manager on behalf of the Trust or the Manager and delivered to the Agents or to counsel for the Agents pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Trust and the Manager, as applicable, to the Agents as to the matters set forth therein.

Section 7         Covenants of the Trust and the Manager

The Trust and the Manager, jointly and severally, covenant with the Agents as follows:

(a)	Prospectus Amendments. After the date of this Agreement and during any period in which a Base Prospectus or a Final Prospectus relating to any Placement Units is required to be delivered by the Agents under Canadian Securities Laws, (i) the Trust will notify the Agents promptly of the time when any subsequent supplement to the Final Prospectus has been filed, (ii) the Trust will prepare and file with the Securities Commissions, promptly upon the Agents’ request, any amendments or supplements to the Final Prospectus, that, in the Agents’ reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Units by the Agents (provided, however, that the failure of the Agents to make such request shall not relieve the Trust or the Manager of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Trust and the Manager in this Agreement and provided, further, that the only remedy the Agents shall have with respect to the failure to make such filing shall be to cease making sales under this Agreement until such amendment or supplement is filed), (iii) the Trust will not file any amendment or supplement to the Final Prospectus relating to the Placement Units or a security convertible into the Placement Units unless a copy thereof has been submitted to the Agents within a reasonable period of time before the filing and the Agents has not objected thereto (provided, however, that the failure of the Agents to make such objection shall not relieve the Trust or the Manager of any obligation or liability hereunder, or affect the Agents’ right to rely on the representations and warranties made by the Trust or the Manager in this Agreement and provided, further, that the only remedy the Agents shall have with respect to the failure by the Trust or the Manager to obtain such consent shall be to cease making sales under this Agreement) and the Trust will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Final Prospectus, except for those documents available via SEDAR+, and (iv) the Trust will cause each amendment or supplement to the Final Prospectus to be filed with the Securities Commissions as required pursuant to applicable Canadian Securities Laws or, in the case of any document to be incorporated therein by reference, to be filed with the Securities Commissions as required pursuant to applicable Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Commission Stop Orders. The Trust will advise the Agents, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Securities Commissions of the suspension of the qualification of the Placement Units for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued. The Trust will advise the Agents promptly after it receives any request by the Securities Commissions for any amendment or supplements to the Final Prospectus or for additional information related to the offering of the Placement Units or for additional information related to the Final Prospectus.

(c)	Delivery of Prospectus; Subsequent Changes. During any period in which the Final Prospectus relating to the Placement Units is required to be delivered by the Agents under Canadian Securities Laws with respect to the offer and sale of the Placement Units, the Trust will comply with all requirements imposed upon it by the Canadian Securities Laws, as from time to time in force, and file on or before their respective due dates all reports required to be filed by the Trust with the Securities Commissions pursuant to Canadian Securities Laws. If during such period any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Final Prospectus to comply with applicable Canadian Securities Laws, the Manager, on behalf of the Trust, will promptly notify the Agents to suspend the offering of Placement Units during such period and the Trust will promptly amend or supplement the Final Prospectus (at the expense of the Trust) so as to correct such statement or omission or effect such compliance; provided, however, that the Trust may delay the filing of any such amendment or supplement if the Manager deems it to be in the best interest of the Trust.

(d)	Listing of Placement Units. During any period in which the Final Prospectus relating to the Placement Units is required to be delivered by the Agents under Canadian Securities Laws with respect to the offer and sale of the Placement Units, the Manager, on behalf of the Trust, will use its reasonable best efforts to cause the Placement Units to be listed on the TSX.

(e)	Delivery of Prospectus. The Trust will furnish to the Agents and their counsel (at the expense of the Trust) copies of the Final Prospectus (including all documents incorporated by reference therein), and all amendments and supplements to the Final Prospectus that are filed with the Securities Commissions, during any period in which the Final Prospectus relating to the Placement Units is required to be delivered under Canadian Securities Law, as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request and, at the Agents’ request, will also furnish copies of the Final Prospectus to each exchange or market on which sales of the Placement Units may be made; provided, however, that the Trust shall not be required to furnish any document (other than the Final Prospectus) to the Agents to the extent such document is available on SEDAR+.

(f)	Use of Proceeds. The Trust will use the Net Proceeds as described in the Final Prospectus in the section entitled “Use of Proceeds.”

(g)	Notice of Other Sales. Other than Permitted Private Placements, the Trust will not, without the prior written consent of the Agents, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Units (other than the Placement Units offered pursuant to this Agreement) or securities convertible into or exchangeable for Units, warrants or any rights to purchase or acquire, Units during the period beginning on the fifth Trading Day immediately prior to the date on which any Placement Notice is delivered to the Agents hereunder and ending on the fifth Trading Day immediately following the final Settlement Date with respect to Placement Units sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all Placement Units covered by a Placement Notice, the date of such suspension or termination); and will not directly or indirectly in any other “at-the-market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Units (other than the Placement Units offered pursuant to this Agreement) or securities convertible into or exchangeable for Units, warrants or any rights to purchase or acquire, Units prior to the later of the termination of this Agreement and the 60th day immediately following the final Settlement Date with respect to Placement Units sold pursuant to such Placement Notice; provided, however, that such restrictions will not be required in connection with the Trust’s issuance or sale of (i) Units, options to purchase Units or Units issuable upon the exercise of options, pursuant to any employee or director stock option or benefits plan, stock ownership plan or dividend reinvestment plan (but not Units subject to a waiver to exceed plan limits in respect of any such dividend reinvestment plan) of the Trust whether now in effect or hereafter implemented, (ii) Units issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding, and disclosed in filings by the Trust available on SEDAR+ or otherwise in writing to the Agents. and (iii) Units or securities convertible into or exchangeable for Units as consideration for mergers, acquisitions, other business combinations or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes. For the purposes of this Agreement, “Permitted Private Placements” shall mean any issuance of Units where the consideration to be received by the Trust in exchange for such Units consists of Copper.

(h)	Change of Circumstances. The Manager, on behalf of the Trust, will, at any time during the pendency of a Placement Notice advise the Agents promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document required to be provided to the Agents pursuant to this Agreement.

(i)	Due Diligence Cooperation. The Manager, on behalf of the Trust, will cooperate with any reasonable due diligence review conducted by the Agents or its representatives in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Trust’s principal offices, as the Agents may reasonably request.

(j)	Required Filings Relating to Placement of Placement Units. The Trust agrees that on such dates as the Canadian Securities Laws shall require, the Trust will (i) file a prospectus supplement with the Securities Commissions (each and every filing, a “Filing Date”), which prospectus supplement will set forth, within the relevant period, the amount of Placement Units to be sold through the Agents, the Net Proceeds to the Trust and the compensation payable to the Agents with respect to such Placement Units, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market. In each quarterly report, annual information form or annual financial statements filed by the Trust in respect of any period in which sales of Placement Units were made by the Agents under this Agreement, the Trust shall set forth with regard to such period the number of Placement Units sold through the Agents under this Agreement, the Net Proceeds received by the Trust and the compensation paid by the Trust to the Agents with respect to sales of Placement Units pursuant to this Agreement, in each case to the extent required by Canadian Securities Laws. The Agents will deliver to the Trust, for each fiscal quarter of the Trust and fiscal year of the Trust during which Units are sold pursuant to this Agreement, and otherwise as reasonably requested by the Trust to enable the Trust to meet its quarterly and annual or other reporting requirements under Canadian Securities Laws or any applicable requirements of the TSX, within three Trading Days (or such lesser number of days as agreed to by the Trust and the Agents) after the end of the fiscal quarter or fiscal year, as applicable, a report stating the number of Units distributed pursuant to this Agreement during such fiscal quarter or fiscal year, together with such other information reasonably requested and specified in this Section 7(j), calculated on a quarterly basis or annual basis, as applicable. For so long as the Units are listed on the TSX, the Trust will provide the TSX with all information it requires with respect to the offering and sale of Placement Units pursuant to this Agreement within the timelines prescribed by the TSX.

(k)	Representation Dates; Certificate. (1) On or prior to the date of the first Placement Notice and (2) each time the Trust:

(i)	files the Final Prospectus relating to the Placement Units or amends or supplements (other than a prospectus supplement relating solely to an offering of securities other than the Placement Units) the Final Prospectus relating to the Placement Units by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of documents by reference into the Final Prospectus relating to the Placement Units;

(ii)	files or amends an annual information form in accordance with National Instrument 81 -106 – Investment Fund Continuous Disclosure;

(iii)	files or amends annual or interim financial statements; or

(iv)	at any other time reasonably requested by the Agents (each date of filing of one or more documents referred to in clauses (i) through (iii) and at any time of request pursuant to this subsection (iv) above shall be a “Representation Date”);

the Manager, on behalf of the Trust, shall furnish the Agents with a certificate, in the form and substance satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Final Prospectus as amended or supplemented. The requirement to provide a certificate under this Section 7(k) shall be waived for any Representation Date occurring at a time a Suspension is in effect, which waiver shall continue until the earlier to occur of the date the Manager, on behalf of the Trust, delivers instructions for the sale of Placement Units hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Manager, on behalf of the Trust, subsequently decides to sell Placement Units following a Representation Date when a Suspension was in effect and did not provide the Agents with a certificate under this Section 7(k), then before the Manager, on behalf of the Trust, delivers the instructions for the sale of Placement Units or the Agents sell any Placement Units pursuant to such instructions, the Manager, on behalf of the Trust, shall provide the Agents with a certificate in conformity with this Section 7(k) dated as of the date that the instructions for the sale of Placement Units are issued.

(1)	Legal Opinions. (i) On or prior to the date of the first Placement Notice, and (ii) within five Trading Days of each Representation Date with respect to which the Manager, on behalf of the Trust, is obligated to deliver a certificate pursuant to Section 7(k) for which no waiver is applicable and excluding the date of this Agreement, the Trust shall cause to be furnished to the Agents a written opinion of Stikeman Elliott LLP (“Canadian Trust Counsel”), or other counsel(s) satisfactory to the Agents, in form and substance satisfactory to the Agents and their counsel, substantially similar to the forms previously provided to the Agents and their counsel, modified, as necessary, to relate to the Final Prospectus, as then amended or supplemented; provided, however, that the Manager, on behalf of the Trust, shall be required to furnish to the Agents no more than one opinion hereunder per calendar quarter. The requirement to provide an opinion under this Section 7(1) shall be waived for any Representation Date occurring at a time a Suspension is in effect, which waiver shall continue until the earlier to occur of the date the Manager, on behalf of the Trust, delivers instructions for the sale of Placement Units hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Manager, on behalf of the Trust, subsequently decides to sell Placement Units following a Representation Date when a Suspension was in effect and did not provide the Agents with an opinion under this Section 7(1), then before the Manager, on behalf of the Trust, delivers the instructions for the sale of Placement Units or the Agents sell any Placement Units pursuant to such instructions, the Manager, on behalf of the Trust, shall instruct Canadian Trust Counsel to provide the Agents with an opinion in conformity with this Section 7(1) dated as of the date that the instructions for the sale of Placement Units are issued.

(m)	Comfort Letter. (i) On or prior to the date of the first Placement Notice, and (ii) within five Trading Days of each Representation Date with respect to which the Manager, on behalf of the Trust, is obligated to deliver a certificate pursuant to Section 7(k) for which no waiver is applicable and excluding the date of this Agreement, the Trust shall cause KPMG, the current auditor of the Trust, to furnish the Agents a letter (the “Comfort Letter”), dated the date the Comfort Letter is delivered, which shall meet the requirements set forth in this Section 7(m); provided, that if requested by the Agents, the Trust shall cause a Comfort Letter to be furnished to the Agents within 10 Trading Days of the date of occurrence of any material transaction or event, including the restatement of the Trust’s financial statements. The Comfort Letter from the Trust’s independent registered public accounting firm shall be in a form and substance satisfactory to the Agents, (i) confirming that they are an independent auditor as required by Canadian Securities Laws, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”), and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Final Prospectus, as amended and supplemented to the date of such letter. The requirement to provide a Comfort Letter under this Section 7(m) shall be waived for any Representation Date occurring at a time a Suspension is in effect, which waiver shall continue until the earlier to occur of the date the Manager, on behalf of the Trust, delivers instructions for the sale of Placement Units hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Manager, on behalf of the Trust, subsequently decides to sell Placement Units following a Representation Date when a Suspension was in effect and did not provide the Agents with a Comfort Letter under this Section 7(m), then before the Manager, on behalf of the Trust, delivers the instructions for the sale of Placement Units or the Agents sell any Placement Units pursuant to such instructions, the Manager, on behalf of the Trust, shall cause KPMG to provide the Agents with a Comfort Letter in conformity with this Section 7(m) dated as of the date that the instructions for the sale of Placement Units are issued.

(n)	Market Activities. The Trust and Manager will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or would reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Trust to facilitate the sale or resale of Units, or (ii) sell, bid for, or purchase Units, or pay anyone any compensation for soliciting purchases of the Placement Units other than the Agents; provided, however, that the foregoing shall not prevent the Trust and the Manager from engaging in marketing activities in the ordinary course of business.

(o)	No Offer to Sell. Neither the Agents nor the Manager, on behalf of the Trust (including its agents and representatives, other than the Agents in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication that constitutes an offer to sell or solicitation of an offer to buy Placement Units hereunder.

(p)	Sale of Units in the United States. The Manager, on behalf of the Trust, will not engage in or permit any of its affiliates or any person acting on its behalf to engage in any Directed Selling efforts or in any form of General Solicitation or General Advertising in the United States (within the meaning of the United States Securities Act of 1933, as amended) with respect to the Placement Units.

(q)	Secretary’s Certificate; Further Documentation. On or prior to the date of the first Placement Notice, the Trust and Manager shall deliver to the Agents a certificate of an officer of the Manager, on behalf of the Trust, and attested to by an executive officer of the Manager, dated as of such date, certifying as to (i) the constituent and governing documents of the Trust and Manager, (ii) the resolutions of the Trust and Manager authorizing the execution, delivery and performance of this Agreement and the issuance of the Placement Units, and (iii) the incumbency of the officers duly authorized to execute this Agreement and the other documents contemplated by this Agreement. Within five Trading Days of each Representation Date, the Manager, on behalf of the Trust, shall have furnished to the Agents such further information, certificates and documents as the Agents may reasonably request.

(r)	Canadian Securities Laws. The Manager, on behalf of the Trust, will use its commercially reasonable efforts to comply with all requirements imposed upon it by Canadian Securities Laws, and the rules of the TSX as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Units as contemplated by the provisions hereof and the Final Prospectus.

(s)	Reports, etc. The Manager, on behalf of the Trust, shall (i) file promptly all reports required to be filed by the Trust with the Securities Commissions, (ii) file promptly all reports and other documents required to be filed by the Trust to comply with Canadian Securities Laws, (iii) provide the Agents with a copy of such reports and statements and other documents filed by the Trust pursuant to the Canadian Securities Laws and to promptly notify the Agents of such filing unless available on SEDAR+, and (iv) advise the Agents, promptly after it receives notices thereof, (x) of any request by the Securities Commissions to amend or supplement the Base Prospectus, the Final Prospectus, or for additional information with respect thereto or (y) of the issuance by the Securities Commissions of any stop order suspending the use or effectiveness of the Final Prospectus, or the institution or threatening of any proceeding for any such purpose.

(t)	Shelf Procedures. The Trust shall comply with the requirements of the Shelf Procedures and file the Final Prospectus with the Securities Commissions on the day which is no later than two Business Days following the date of this Agreement. If during the period in which a prospectus is required by law to be delivered by the Agents, any event shall occur that makes any statement made in the Final Prospectus, untrue or that as a result of which, in the judgment of the Trust or in the reasonable opinion of the Agents or counsel for the Agents, it becomes necessary to amend or supplement the Final Prospectus in order to (i) constitute full, true and plain disclosure of all material facts, and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Final Prospectus, to comply with any law, the Trust promptly will prepare and file with the Securities Commissions, and furnish at its own expense to the Agents, an appropriate amendment to the supplement to the Final Prospectus, so that the Final Prospectus, as so amended or supplemented will (x) constitute full, true and plain disclosure of all material facts; and (y) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Final Prospectus shall comply with such law. Before amending or supplementing the Final Prospectus in connection with this Agreement, the Trust shall furnish the Agents with a copy of such proposed amendment or supplement and shall not file any such amendment or supplement to which the Agents reasonably object.

Section 8         Payment of Expenses

The Trust will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation and filing of the Final Prospectus, including any fees required by the Securities Commissions, and the printing or electronic delivery of the Final Prospectus as originally filed and of each amendment and supplement thereto, in such number as the Agents shall deem necessary, (ii) the printing and delivery to the Agents of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Placement Units, (iii) the preparation, issuance and delivery of the certificates, if any, for the Placement Units to the Agents, including any stock or other transfer taxes and any capital duties, stamp duties or other duties or taxes payable upon the sale, issuance or delivery of the Placement Units to the Agents, (iv) the fees and disbursements of the counsel, accountants and other advisors to the Trust, (v) the fees and disbursements of the counsel to the Agents, payable upon the execution of this Agreement, in an amount not to exceed CAD$75,000, (vi) the qualification or exemption of the Placement Units under provincial securities laws in accordance with the provisions of Section 7(r) hereof, including filing fees, but excluding fees of the Agents’ counsel, (vii) the printing and delivery to the Agents of copies of the Final Prospectus and any amendments or supplements thereto in such number as the Agents shall deem necessary, (viii) the fees and expenses of the transfer agent and registrar for the Units (subject to the cap set forth in clause (v) above) and the fees and expenses incurred in connection with the listing of the Placement Units on the TSX.

Section 9         Conditions to the Agents’ Obligations

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Trust and Manager herein, to the due performance by the Trust and Manager of their obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to them in their reasonable judgment, and to the continuing satisfaction (or waiver by the Designated Agent in respect of the Placement in its sole discretion) of the following additional conditions:

(a)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Trust of any request for additional information from the Securities Commissions or any other federal or provincial government authority, the response to which would require any amendments or supplements to the Final Prospectus, (ii) the issuance by the Securities Commissions or any other federal or provincial governmental authority of any stop order suspending the use of or effectiveness of the Final Prospectus or the initiation of any proceedings for that purpose, (iii) receipt by the Trust of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Units for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, or (iv) the occurrence of any event that makes any statement made in the Final Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Final Prospectus or documents so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each Base Prospectus and Final Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (v) the Manager’s, on behalf of the Trust, reasonable determination that an amendment to the Final Prospectus would be appropriate.

(b)	No Misstatement or Material Omission. The Agents shall not have advised the Manager, on behalf of the Trust, that the Final Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ reasonable opinion is material, or omits to state a fact that in the Agents’ reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(c)	Material Changes. Except as contemplated in the Final Prospectus, or disclosed in the Trust’s reports filed with the Securities Commissions, there shall not have been any material adverse change in the authorized Units or other equity of the Trust or any material adverse effect or any development that could reasonably be expected to cause a material adverse effect, or a downgrading in or withdrawal of the rating assigned to any of the Trust’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Trust’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of the Agents (without relieving the Trust of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Units on the terms and in the manner contemplated in the Final Prospectus.

(d)	Legal Opinions. The Agents shall have received the opinions of Canadian Trust Counsel required to be delivered pursuant to Section 7(1) on or before the date on which such delivery of such opinion is required pursuant to Section 7(1).

(e)	Comfort Letter. The Agents shall have received the Comfort Letters required to be delivered pursuant to Section 7(m) on or before the date on which delivery of such Comfort Letters are required pursuant to Section 7(m).

(f)	Representation Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 7(k) on or before the date on which delivery of such certificate is required pursuant to Section 7(k).

(g)	No Suspension. Trading in the Units shall not have been suspended on the TSX and the Units shall not have been delisted from the TSX.

(h)	Other Materials. On each date on which the Manager, on behalf of the Trust, is required to deliver a certificate pursuant to Section 7(k), the Manager, on behalf of the Trust, shall have furnished to the Agents such appropriate further information, opinions, certificates, letters and other as the Agents may reasonably request. All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof.

(i)	Securities Act Filings Made. All filings with the Securities Commissions required by Canadian Securities Laws to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing.

(j)	Approval for Listing. The Placement Units shall either have been (i) approved for listing on the TSX, subject only to notice of issuance, or (ii) the Manager, on behalf of the Trust shall have filed an application for listing of the Placement Units on the TSX at, or prior to, the issuance of any Placement Notice and the TSX shall have reviewed such application and not provided any objections thereto.

(k)	No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 12(a).

(1)	No Governmental Objections. No Canadian, or other governmental authority shall have issued any opinion, guidance, objection, or advice that can be construed as limiting or restricting in any way the ability of the Agents to carry out the transactions contemplated hereunder.

Section 10         Indemnification and Contribution

(a)	Trust and Manager Indemnification. The Trust and the Manager, jointly and severally, agree to indemnify and hold harmless the Agents, their affiliates and their respective partners, members, directors, officers, employees and agents and each person, if any, who controls the applicable Agent or any affiliate, as follows:

(i)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, arising out of or based upon any untrue statement or alleged untrue statement of a material fact included in the Final Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)	against any and all loss, liability, claim, damage and expense whatsoever, as incurred, joint or several, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 10(d) below) any such settlement is effected with the written consent of the Trust and the Manager, which consent shall not unreasonably be delayed or withheld; and

(iii)	against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under Section 10(a)(i) or (ii) above, provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with the Agents’ Information (as defined below); and provided, further, that this indemnity shall not impose any personal liability to any trustee and/or unitholder of the Trust and there will be no resort to the trustee’s and/or unitholder’s private property for satisfaction of any obligation or claim arising out of or in connection with this Agreement.

(b)	Indemnification by the Agents. Each respective Agent, severally but not jointly, agrees to indemnify and hold harmless the Manager and the Trust, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Final Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to such respective Agent and furnished to the Trust in writing by such respective Agent expressly for use therein. The Trust and the Manager hereby acknowledge that the only information that the Agents have furnished to the Trust and the Manager expressly for use in the Final Prospectus (or any amendment or supplement thereto) are the statements set forth in the seventh paragraph under the caption “Plan of Distribution” in the Final Prospectus (the “Agents’ Information”).

(c)	Procedure. Any party that proposes to assert the right to be indemnified under this Section 10 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 10, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 10, and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 10 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party), or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action or counsel reasonably satisfactory to the indemnified party, in each case, within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm (plus local counsel) admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly after the indemnifying party receives a written invoice relating to fees, disbursements and other charges in reasonable detail. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 10 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party, in form and substance reasonably satisfactory to such indemnified party, from all liability arising out of such litigation, investigation, proceeding or claim, and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)	Settlement Without Consent if Failure to Reimburse. If an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 10(a)(ii) effected without its written consent if: (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e)	Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 10 is applicable in accordance with its terms but for any reason is held to be unavailable from the Trust and the Manager, or an Agent, the Trust and the Manager, and such Agent will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Trust and the Manager from persons other than such Agent, who also may be liable for contribution) to which the Trust and the Manager, and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Trust and the Manager on the one hand and the Agents on the other hand. The relative benefits received by the Trust and the Manager on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the sale of the Placement Units (before deducting expenses) received by the Trust bear to the total compensation received by the Agents (before deducting expenses) from the sale of Placement Units on behalf of the Trust. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Trust and the Manager, on the one hand, and the Agents, on the other hand, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Trust and the Manager, or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Trust and the Manager, and each Agent agree that it would not be just and equitable if contributions pursuant to this Section 10(e) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10(e) shall be deemed to include, for the purpose of this Section 10(e), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 10(c) hereof. Notwithstanding the foregoing provisions of this Section 10(e), no Agent shall be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10(e), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10(e) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 10(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 10(c) hereof. The Agents’ respective obligations to contribute pursuant to this Section 10(e) are several in proportion to the respective number of Placement Units they have sold hereunder, and not joint.

Section 11         Representations and Agreements to Survive Delivery

The indemnity and contribution agreements contained in Section 10 of this Agreement and all representations and warranties of the Trust and the Manager herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of any Agent, any controlling persons, or the Trust and the Manager (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Units and payment therefor, or (iii) any termination of this Agreement.

Section 12         Termination

(a)	An Agent may terminate this Agreement with respect to itself, by notice to the Trust and the Manager, as hereinafter specified at any time (i) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Final Prospectus, any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Trust considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, in the sole judgment of such Agent is material and adverse and makes it impractical or inadvisable to market the Placement Units or to enforce contracts for the sale of the Placement Units, (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the such Agent, impracticable or inadvisable to market the Placement Units or to enforce contracts for the sale of the Placement Units, (iii) if trading in the Units has been suspended or limited by the Securities Commissions or the TSX or if trading generally on the TSX has been suspended or limited, or minimum prices for trading have been fixed on the TSX, (iv) if any suspension of trading of any securities of the Trust on any exchange or in the over-the-counter market shall have occurred and be continuing, (v) if a major disruption of securities settlements or clearance services in Canada shall have occurred and be continuing, or (vi) if a banking moratorium has been declared by Canadian authorities. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8 (Payment of Expenses), Section 10 (Indemnification and Contribution), Section 11 (Representations and Agreements to Survive Delivery), Section 17 (Governing Law and Time; Waiver of Jury Trial), Section 18 (Consent to Jurisdiction), and Section 19 (Judgment Currency) hereof shall remain in full force and effect notwithstanding such termination. If an Agent elects to terminate this Agreement as provided in this Section 12(a), such Agent shall provide the required notice as specified in Section 13 (Notices). For the avoidance of doubt, the termination by one of the Agents of its rights and obligations under this Agreement pursuant to this Section 12(a) shall not affect the rights and obligations of the other Agents under this Agreement.

(b)	The Trust shall have the right, by giving 10 days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 17, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination.

(c)	Each of the Agents shall have the right, by giving 10 days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement, with respect to such Agent’s rights and obligations under this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8, Section 10, Section 11, Section 17, Section 18 and Section 19 hereof shall remain in full force and effect notwithstanding such termination. For the avoidance of doubt, the termination by one of the Agents of its rights and obligations under this Agreement pursuant to this Section 12(c) shall not affect the rights and obligations of the other Agents under this Agreement.

(d)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 12(a), 12(b), or 12(c) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8, Section 10, Section 11, Section 17, Section 18 and Section 19 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by an Agent or the Trust, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Units, such Placement Units shall settle in accordance with the provisions of this Agreement.

Section 13         Notices

(a)	All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to the Agents, shall be delivered to:

(i)	Cantor Fitzgerald Canada Corporation 181 University Avenue, Suite 1500 Toronto, ON M5H 3M7

Attention:         Elan Shevel

Telephone:       [Redacted]

and:

(ii)	Virtu Canada Corp.

130 King Street West, Suite 1800

Toronto, ON MSX IE30B4

Attention:         Brandon Boyd

Telephone:       [Redacted]

and:

(iii)	Canaccord Genuity Corp.

40 Temperance Street, Suite 2100

Toronto, Ontario M5H 0B4

Attention:         David Sadowski

Telephone:       [Redacted]

and:

(iv)	BMO Nesbitt Burns Inc. 1 First Canadian Place 100 King Street West 3rd Floor Podium Toronto, ON M5X 1H3

Attention:         Joshua Goldfarb

Telephone:       [Redacted]

with a copy to:

(v)	Borden Ladner Gervais LLP

Bay Adelaide Centre, East Tower

22 Adelaide St W

Toronto, ON, Canada M5H 4E3

Attention:         Ben Keen

Telephone:       [Redacted]

and if to the Trust or Manager, shall be delivered to:

(vi)	Sprott Physical Copper Trust / Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario M5J 2J1

Attention:         Lara Misner

Telephone:       [Redacted]

with a copy to:

(vii)	Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:         J.R. Laffin

Telephone:       [Redacted]

Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., Toronto time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, and (iii) on the Business Day actually received if deposited in the Canadian mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the TSX and commercial banks in the City of Toronto are open for business.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 13 if sent to the electronic mail address specified by the receiving party under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Non-electronic Notice”) which shall be sent to the requesting party within 10 days of receipt of the written request for Non-electronic Notice.

Section 14         Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Trust and the Manager and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 10 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that each Agent may assign its rights and obligations hereunder to an affiliate thereof without obtaining the Trust’s or Manager’s consent.

Section 15         Adjustments for Splits

The parties acknowledge and agree that all Unit-related numbers contained in this Agreement shall be adjusted to take into account any Unit split, Unit dividend or similar event effected with respect to the Placement Units.

Section 16         Entire Agreement; Amendment; Severability; Waiver

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof other than the side letter signed as of the date hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Manager, on behalf of the Trust, the Manager and each of the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement. No implied waiver by a party shall arise in the absence of a waiver in writing signed by such party. No failure or delay in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power, or privilege hereunder.

Section 17         GOVERNING LAW AND TIME; WAIVER OF JURY TRIAL

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN. SPECIFIED TIMES OF DAY REFER TO TORONTO TIME. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 18         CONSENT TO JURISDICTION

EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE PROVINCIAL AND FEDERAL COURTS SITTING IN THE CITY OF TORONTO, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREBY, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF (CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW.

Section 19         Judgment Currency

The Trust agrees to indemnify the Agents against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than Canadian dollars and as a result of any variation as between (i) the rate of exchange at which the Canadian dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase Canadian dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Trust and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

Section 20         Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile or by electronic delivery of a portable document format (PDF) file.

Section 21         Effect of Headings

The section and exhibit headings herein are for convenience only and shall not affect the construction hereof.

Section 22         Absence of Fiduciary Relationship

The Trust and the Manager acknowledge and agree that:

(a)	each Agent is acting solely as agent in connection with the public offering of the Placement Units and in connection with each transaction contemplated by this Agreement and the process leading to such transactions, and no fiduciary or advisory relationship between the Trust and the Manager or any of its respective affiliates, shareholders (or other equity holders), creditors or employees or any other party, on the one hand, and the Agents, on the other hand, has been or will be created in respect of any of the transactions contemplated by this Agreement, irrespective of whether or not such Agent has advised or is advising the Trust or the Manager on other matters, and no Agent has an obligation to the Trust and the Manager with respect to the transactions contemplated by this Agreement except the obligations expressly set forth in this Agreement;

(b)	it is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)	neither the Agents nor their affiliates have provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated by this Agreement and it has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate;

(d)	it is aware that each Agent and its respective affiliates are engaged in a broad range of transactions which may involve interests that differ from, those of the Trust and the Manager and the Agents and their affiliates have no obligation to disclose such interests and transactions to the Trust and the Manager by virtue of any fiduciary, advisory or agency relationship or otherwise; and

(e)	it waives, to the fullest extent permitted by law, any claims it may have against an Agent or its affiliates for breach of fiduciary duty or alleged breach of fiduciary duty in connection with the sale of Placement Units under this Agreement and agrees that such Agent and its affiliates shall not have any liability (whether direct or indirect, in contract, tort or otherwise) to it in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on its behalf or in right of it or the Trust and the Manager, employees or creditors of Trust, other than in respect of the Agents’ obligations under this Agreement and to keep information provided by the Trust and the Manager to the Agents and the Agents’ counsel confidential to the extent not otherwise publicly-available. Notwithstanding the foregoing or anything herein to the contrary, the Agents or its representatives, may, if requested by any governmental, regulatory or self-regulatory agency or authority having jurisdiction over such entity, disclose such confidential information without notice to or consent from the Trust or the Manager.

Section 23         Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

“Applicable Time” means (i) each Representation Date, (ii) the time of each sale of any Placement Units pursuant to this Agreement, and (iii) each Settlement Date.

All references in this Agreement to financial statements and schedules and other information that is “contained,” “included” or “stated” in the Final Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information that is incorporated by reference in the Final Prospectus.

[Signature Page Follows]

If the foregoing correctly sets forth the understanding among the Trust, the Manager and the Agents, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Trust, the Manager and the Agents.

Very truly yours,

SPROTT PHYSICAL COPPER TRUST

By its manager, Sprott Asset Management LP

By its general partner, Sprott Asset Management GP Inc.

By:	signed “John Ciampaglia”
	Name:	John Ciampaglia
	Title:	Chief Executive Officer

SPROTT ASSET MANAGEMENT LP

By its general partner, Sprott Asset Management GP Inc.

By:	signed “John Ciampaglia”
	Name:	John Ciampaglia
	Title:	Chief Executive Officer

ACCEPTED as of the date first-above written:

CANTOR FITZGERALD CANADA CORPORATION

By:	signed “Elan Shevel”
	Name:	Elan Shevel
	Title:	Chief Compliance Officer

VIRTU CANADA CORP.

By:	signed “Brandon Boyd”
	Name:	Brandon Boyd
	Title:	Chief Compliance Officer

CANACCORD GENUITY CORP.

By:	signed “David Sadowski”
	Name:	David Sadowski
	Title:	Managing Director, Head of Canadian Metals & Mining Investment Banking

BMO NESBITT BURNS INC.

By:	signed “Joshua Goldfarb”
	Name:	Joshua Goldfarb
	Title:	Managing Director

Schedule “A”

Form of Placement Notice

From:	Sprott Physical Copper Trust, by its manager, Sprott Asset Management LP, by its general partner, Sprott Asset Management GP Inc.

To:	[•] (the “Designated Agent”)

Subject: Placement Notice

Date:	[•], 20[•]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement among Sprott Physical Copper Trust, a trust formed and organized under the laws of the Province of Ontario (the “Trust”) and managed by Sprott Asset Management LP, a limited partnership organized under the laws of the Province of Ontario (the “Manager”), Cantor Fitzgerald Canada Corporation (“Cantor”), Virtu Canada Corp. (“Virtu”), Canaccord Genuity Corp. (“Canaccord”) and BMO Nesbitt Burns Inc. (“BMO”, and together with Cantor, Virtu and Canaccord, the “Agents”) dated July 8, 2024, the Manager, on behalf of the Trust, hereby requests that [Cantor/Virtu/Canaccord/BMO/Agents] sell up to [•] of the Trust’s units at a minimum market price of [US/CAD]$ [•] per unit, during the time period beginning [month, day, time] and ending [month, day, time].

“A” - 1

Schedule “B”
Compensation

The Trust shall pay to the Designated Agent in cash, upon each sale of Placement Units pursuant to this Agreement, an amount equal to up to 3.0% of the aggregate gross proceeds from each sale of Placement Units.

“B” - 1

Schedule “C”

Notice Parties

The Manager

[Redacted – personal information]

Cantor Fitzgerald & Co.

[Redacted – personal information]

Virtu Capital Markets

[Redacted – personal information]

Canaccord Genuity Corp.

[Redacted – personal information]

BMO Nesbitt Burns Inc.

[Redacted – personal information]

“C” - 1